Exhibit (h)(1)(b)

FORM OF SCHEDULE A EATON VANCE VARIABLE TRUST ADMINISTRATIVE SERVICES AGREEMENT

Name of Fund	Effective Date

Eaton Vance VT Floating-Rate Income Fund	December 11, 2000
Eaton Vance VT Large-Cap Value Fund
Eaton Vance VT Worldwide Health Sciences Fund	August 14, 2000

Fee:	0.25% of average daily net assets per
annum, computed and paid monthly